Filed Pursuant to Rule 433
Registration Nos. 333-179725,
333-179725-01,
333-179725-02,
333-179725-03,
333-179725-04,
333-179725-05,
333-179725-06,
333-179725-07.

FINAL PRICING TERM SHEET

Dollar Notes

Issuer:	Virgin Media Finance PLC
Guarantors:	Virgin Media Inc.
Virgin Media Group LLC
Virgin Media Holdings Inc.
Virgin Media (UK) Group, Inc.
Virgin Media Communications Limited
Virgin Media Investment Holdings Limited
Virgin Media Investments Limited
Security Description:	Senior Notes
Distribution:	SEC registered
Aggregate Principal Amount:	$900,000,000
Gross Proceeds:	$900,000,000
Net proceeds (before expenses):	$893,025,000
Maturity:	February 15, 2022
Coupon:	4.875%
Offering Price:	100.000%
Yield to Maturity:	4.875%
Spread to Treasury:	+317 basis points
Benchmark Treasury:	UST 2% due February 15, 2022
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013
Redemption Provisions:
Make-Whole Call	In whole or in part, at any time by paying a make-whole premium at a discount rate of Treasury plus 50 basis points
Trade Date:	October 25, 2012
Settlement:	October 30, 2012 (T+3)
CUSIP:	92769VAD1
ISIN:	US92769VAD10
Denominations:	$US200,000 minimum; $1,000 increments
Ratings:	Ba2/BB-/BB+

Physical Bookrunners:	J.P. Morgan Securities LLC
Goldman, Sachs & Co.

Joint Bookrunners:	BNP Paribas Securities Corp.
Crédit Agricole Corporate and Investment Bank
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Lloyds TSB Bank plc
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.
UBS Securities LLC

Sterling Notes

Issuer:	Virgin Media Finance PLC
Guarantors:	Virgin Media Inc.
Virgin Media Group LLC
Virgin Media Holdings Inc.
Virgin Media (UK) Group, Inc.
Virgin Media Communications Limited
Virgin Media Investment Holdings Limited
Virgin Media Investments Limited
Security Description:	Senior Notes
Distribution:	SEC registered
Aggregate Principal Amount:	£400,000,000
Gross Proceeds:	£400,000,000
Net Proceeds (before expenses):	£396,900,000
Maturity:	February 15, 2022
Coupon:	5.125%
Offering Price:	100.000%
Yield to Maturity:	5.125%
Spread to Benchmark:	+339 basis points
Benchmark:	Gilt 4.00% due March 7, 2022
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013
Redemption Provisions:
Make-Whole Call	In whole or in part, at any time by paying a make-whole premium at a discount rate of Gilts plus 50 basis points
Trade Date:	October 25, 2012
Settlement:	October 30, 2012 (T+3)
Common Code:	085023659
ISIN:	XS0850236596
Denominations:	£100,000 minimum; £1,000 increments
Ratings:	Ba2/BB-/BB+

Physical Bookrunners:	Goldman Sachs International
J.P. Morgan Securities plc

Joint Bookrunners:	BNP Paribas
Crédit Agricole Corporate and Investment Bank
Deutsche Bank AG, London Branch
HSBC Bank plc
Lloyds TSB Bank plc
Merrill Lynch International
RBS Securities Inc.
UBS Limited

Additional Information:	The Capitalization in the prospectus supplement will reflect the offering of $900,000,000 4.875% Senior Notes due 2022 and £400,000,000 5.125% Senior Notes due 2022, no drawings under our revolving credit facility, a modest increase in cash on hand and the purchase of all our outstanding Senior Notes due 2016 and $250 million aggregate principal amount of our Senior Notes due 2019 together with applicable premiums pursuant to the tender offer and any redemption of our Senior

Notes. The Company will likely draw on its revolving credit facility in connection with the cancellation of related swaps.

Use of Proceeds:	We estimate that the net proceeds of this offering will be approximately $1,526.1 million, utilizing the exchange rate at October 22, 2012 of $1.6011 per £1.00, after deducting the underwriters’ discount and estimated offering expenses. We intend to use the net proceeds of this offering to repurchase all of our 2016 Senior Notes and $250 million of our 2019 Senior Notes. The 2016 Senior Notes were issued in July 2009, will mature on August 15, 2016 and comprise U.S. dollar denominated 9.5% senior notes due 2016 with an aggregate principal amount outstanding of $850,000,000 and a Euro denominated 9.5% senior notes due 2016 with an aggregate principal amount outstanding of €180,000,000. The 2019 Senior Notes were issued in November 2009, will mature on October 15, 2019 and comprise US dollar denominated 8.375% senior notes due 2019 with an aggregate principal amount outstanding of $600,000,000 and sterling denominated 8.875% senior notes due 2019 with an aggregate principal amount outstanding of £350,000,000. The tender offer for the 2016 Notes and 2019 Notes remains open and continues to be subject to the terms and conditions of the tender offer. The Company intends to amend the tender offer for the 2019 Notes to lower the maximum tender amount to $250 million from its current maximum tender amount of $500 million. The Company intends to use the proceeds from this offering to finance the tender offer and any redemption of our 2016 Senior Notes. The Company will likely draw on its revolving credit facility in connection with the cancellation of related swaps.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-800-245-8812.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3